December 21, 2010

Michael Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

      Re: BlackRock Senior Floating Rate Fund, Inc.
              File Nos. 333-170658 and 811-5870

Dear Mr. Hoffman:

On November 17, 2010, you filed a registration statement on Form N-2 for common shares of the BlackRock Senior Floating Rate Fund, Inc. (the "Fund"). We have reviewed the registration statement and have provided our comments below.

Prospectus

Investment Objective and Policies (Page 4)

1.   The fourth bulleted paragraph, captioned "Unsecured Loans and Short-Term Investments," states that "[g]enerally the Master LLC invests at least 80% of its assets in senior collateralized corporate loans." In order to make this policy consistent with Rule 35-1 under the Investment Company Act of 1940, please revise the term "generally" to "under normal circumstances." Please also disclose in the prospectus that either (i) the policy is a fundamental policy, or (ii) the policy is non-fundamental and the fund will provide at least 60 days notice before changing it. *See* Rule 35d-1(a)(2)(ii) under the Investment Company Act.

2.   The last bulleted paragraph, captioned "Hedging Techniques," states that the Fund may engage in certain interest rate hedging transactions, such as swaps, caps or floors. Please consider the staff observations on derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Fee Table (page 11)

3.   The paragraph after the end of the footnotes states that Merrill Lynch & Co., Inc. currently charges customers a processing fee of $5.35 for confirming purchases and repurchases. Also, the transfer agent charges a fee of $7.50 for redemption payments made by wire transfer and $15 for redemption by check sent via overnight mail. Please include these charges in the fee table.

Part C Other Information

2.   For exhibit (l), you have referenced the legality opinion and consent of
Brown & Wood filed on November 7, 1997 and the legality opinion and consent of
Miles & Stockbridge filed on December 31, 2007 with respect to other registration
statements of the Fund. Please provide new legality opinions and consents with
respect to the present offering.

General Comments

3.   Where a comment is made in one location, it is applicable to all similar
disclosure appearing elsewhere in the registration statement.

4.   We note that portions of the filing are incomplete. We may have additional
comments on such portions when you complete them in pre-effective amendments,
on disclosures made in response to this letter, on information you supply to us, or on
exhibits added in any pre-effective amendments.

5.   Please advise us if you have submitted or expect to submit exemptive
applications or no-action requests in connection with your registration statement.

6.   Responses to this letter should be in the form of a pre-effective amendment
filed pursuant to Rule 472 under the Securities Act. Where no change will be made
in the filing in response to a comment, please indicate this fact in a letter to us and
briefly state the basis for your position.

7.   We urge all persons who are responsible for the accuracy and adequacy of
the disclosure in the filing reviewed by the staff to be certain that they have provided
all information investors require to make an informed decision. Since the Fund and
its management are in possession of all facts relating to the Fund's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration
of the effective date of the pending registration statement, it should furnish a letter,
at the time of such request, acknowledging that

   ·   should the Commission or the staff, acting pursuant to delegated authority,
        declare the filing effective, it does not foreclose the Commission from taking
        any action with respect to the filing;
   ·   the action of the Commission or the staff, acting pursuant to delegated
        authority, in declaring the filing effective, does not relieve the Fund from its
        full responsibility for the adequacy and accuracy of the disclosure in the
        filing; and
   ·   the Fund may not assert this action as a defense in any proceeding initiated
        by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel